03037635

Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 071/2003

November 19, 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 NOV 25 AM 7:21

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@italian-thai.co.th

ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI, TELEX: ITALTHAI TH 81180, TEL : (+ 622) 716 - 1600, FAX : (+ 662) 716 -1488

Annex A

1. Financial Statement as of September 30, 2003

2. The Report of material events field with the Stock Exchange of Thailand (" SET ") from September - November 2003.

18/09/2003 08:55
ITD : Signed the Contract

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 16 Sep , 2003, the Joint Venture of Nawarat Patanakarn and Italian-Thai Development which comprised of Italian-Thai Development Pcl., and Nawarat Patanakarn Pcl., signed the contract with Villingili Investments Private Limited to proceed of Shangri-La Maldives Resort (Phase I) at Villingili Island, Addu Atoll, Republic of Maldives.

The details of the contract are as follows :-

Description of works : 1. Guest Facilities & Access Building 37 units
2. Guest Accommodation 163 units
3. Staff Accommodation & Facilities 13 units
4. Staff Facilities & Access 65 units Total 278 units

Contract value : US$ 15 million approximately Bt 600 million
(ITD portion approximately Bt 300 million)

The period of work : 365 days

12/11/2003 08:03
ITD : Signed a Contract

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 6 Nov, 2003, the Joint Venture of ITD-NSC, comprised of Italian-Thai Development Pcl. and Nippon Steel Co.,Ltd., signed a contract with Thai Petroleum Pipeline Co.,Ltd. to construct the Suvarnabhumi Airport Dedicated Line Project.
The details of the contract are as follows :

Description of works : 1. Engineering, procurement, construction, precommissioning, start up and commissioning of transmission pipeline to transport Jet A-1 aviation fuel from the THAPPLINE Lumlukka Terminal in Lumlukka, Pathumthani area to the BAFS Terminal in the Suvarnabhumi Airport. The pipeline system consists of approximately 38 km.of 18 inches diameter pipe, together with a pump station at Lumlukka Terminal.
2. Intermediate block valves and metering stations/prover.

Contract value : Bt 1,249,000,000 (Including VAT 7%)
ITD portion 62.70 % = Bt 783,123,000

The period of work : Nov 6, 2003 Mar 30, 2005 (511 days)

14/11/2003 18:34
ITD : Reviewed Quarter-3 and Consolidated F/S (F45-3)

ITD reports reviewed quarterly financial statements as follows.

ITALIAN-THAI DEVELOPMENT PCL.

		Ending September 30,		**Reviewed (In thousands)**	
		Quarter 3		**For 9 Months**	
	Year	**2003**	**2002**	**2003**	**2002**
Net profit (loss)		134,625	(4,551)	568,334	6,066,828
EPS (baht)		0.36	(0.01)	1.52	20.15

Type of report : *Qualified Opinion with an emphasis of matters*

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature...
(Mrs. Nijaporn Charanachitta)
Senior Executive Vice President
Authorized to sign on behalf of the company

19/11/2003 13:17
ITD : Operating result

Translation

Reference the Company's financial statement for the third quarter as of Sep 30, 2003 which we submitted to SET on Nov 14, 2003

The Company would like to inform SET that the operating results for the Company for the third quarter showed a net profit of Bt 134.63 M, which was more than 20 percent for the same period for the previous year. The main reasons for the gross margin increase was the reduction of the cost of services. Futhermore, in this quarter the Company requires not to make any provision for doubtful debts.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED
30 SEPTEMBER 2003 AND 2002

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit National Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Report of Independent Auditor

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and subsidiaries as at 30 September 2003, the consolidated statements of earnings for the three-month and nine-month periods ended 30 September 2003 and 2002, the consolidated statements of changes in shareholders' equity, and cash flows for the nine-month periods ended 30 September 2003 and 2002, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the next paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The financial statements of one joint venture in Taiwan, in which the Company holds a 25% interest, are included in the consolidated financial statements only in proportion to the Company's shareholding, whereby they include assets as at 30 September 2003 amounting to Baht 274 million, and its revenues for the three-month and nine-month periods then ended amounting to Baht 218 million and Baht 1,253 million, respectively (for the three-month and nine-month periods ended 30 September 2002 amounting to Baht 409 million and Baht 1,271 million, respectively). The separate financial statements of Italian-Thai Development Public Company Limited as at 30 September 2003 also included investment in the aforesaid joint venture accounted for under the equity method amounting to Baht 746 million and a proportionate share of the profit of the joint venture for the three-month and nine-month periods then ended of Baht 34 million and Baht 316 million, respectively (for the three-month and nine-month periods ended 30 September 2002 amounting to Baht 42 million and Baht 141 million, respectively). The financial statements of this joint venture were prepared by the management of the joint venture and have not yet been reviewed by its auditor.

Based on my reviews, except for the effects on the financial statements for the three-month and nine-month periods ended 30 September 2003 and 2002 of the review scope limitation imposed by circumstance described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification in addition to the above, I draw attention to the following matters :-

(a) As at 30 September 2003 the Company had a retention of approximately Baht 472 million (31 December 2002 : Baht 477 million). This company is currently undergoing debt restructuring. The recoverability of the debt depends upon the result of this debt restructuring, and the results of the operation of an electric train business.

(b) As described in Note 19.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. Furthermore the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the debt balance remaining after disposal of all of the above assets. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2002, in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements under my report dated 25 February 2003, but drew attention to the matters described in paragraphs (a) and (b) and the uncertainty relating to ownership of a building of the Company. However as at 30 September 2003 ownership of this building has already been transferred to the Company. The balance sheet as at 31 December 2002, as presented herein for comparative purposes, formed an integral part of the financial statements which I audited and reported on, based partially on the report of another auditor. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok : 12 November 2003

BALANCE SHEETS

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2003 (Unaudited but reviewed)	31 December 2002 (Audited)	30 September 2003 (Unaudited but reviewed)	31 December 2002 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	2,046,515	2,783,441	858,570	1,520,157
Pledged deposits at banks	3	627,685	539,885	487,942	419,212
Marketable securities		-	2,990	-	-
Trade accounts receivable - net	4	2,681,865	3,334,518	1,660,246	1,621,733
Trade accounts receivable - related companies - net	5	726,526	651,912	1,234,379	1,377,668
Short-term loans and advances to related companies - net	6	101,721	85,131	271,890	265,800
Unbilled receivable		3,030,557	3,195,038	2,587,820	2,570,611
Current portion of accounts receivable - retention		973,640	1,495,352	891,873	1,262,278
Inventories and work in progress - net		1,258,920	880,361	487,880	296,865
Other current assets					
Withholding tax		934,599	631,678	703,334	512,491
Value added tax refundable		384,253	306,938	18,832	124,590
Others		218,572	193,011	54,698	27,231
TOTAL CURRENT ASSETS		12,984,853	14,100,255	9,257,464	9,998,636
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		402,880	176,451	-	-
Investments accounted for under equity method	7.1	455,842	334,762	1,762,926	1,453,938
Other long-term investments	7.2	982,624	621,214	806,051	504,685
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related companies - net	8	53,715	11,592	1,048,976	555,273
Property, plant and equipment - net	9	8,529,338	8,446,937	7,600,340	7,436,893
Advances for subcontractor		442,457	225,860	2,711	-
Other non-current assets		116,808	224,368	53,433	39,680
TOTAL NON-CURRENT ASSETS		10,973,628	10,031,148	11,274,437	9,990,469
TOTAL ASSETS		23,958,481	24,131,403	20,531,901	19,989,105

The accompanying notes are an integral part of the financial statements.

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2003	31 December 2002	30 September 2003	31 December 2002
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	10	760,606	1,133,271	434,394	786,064
Current portion of accounts payable - trust receipts		423,961	387,341	423,961	374,265
Trade accounts payable		2,649,683	3,791,607	2,010,841	2,768,689
Billing in excess of contract work in progress		428,090	207,551	213,276	96,962
Trade accounts payable - related companies	11	921,508	1,551,715	696,095	1,003,132
Short-term loans and advances from related companies	12	68,877	99,284	770,377	423,070
Current portion of advances received from customers under construction contracts		1,388,228	432,225	433,474	423,113
Current portion of hire purchases payable		275,192	333,456	260,047	209,428
Current portion of long-term loans	13	376,822	-	369,600	-
Other current liabilities					
Corporate income tax payable		137,030	137,687	45,376	47,680
Accrued expenses		168,979	255,333	146,168	170,684
Current portion of reserve for project expenses		76,909	72,685	76,909	72,685
Account payable to related party - share purchase		138,928	-	138,928	-
Others		207,736	315,143	26,590	52,609
TOTAL CURRENT LIABILITIES		8,022,549	8,717,298	6,046,036	6,428,381
NON-CURRENT LIABILITIES					
Reserve for project expenses, net of current portion		277,681	160,538	277,681	160,538
Deferred gain on transferring assets to special purpose vehicle	19.1	229,574	229,574	229,574	229,574
Accounts payable - trust receipts, net of current portion		998,994	1,559,971	998,994	1,031,857
Advances received from customers under construction constracts - net of current portion		1,349,300	1,347,873	-	20,586
Long-term loans from related companies	14	356,714	367,359	-	-
Hire purchases payable - net of current portion		1,395,795	1,432,234	1,170,388	1,203,294
Long-term loans - net of current portion	13	914,780	644,963	889,380	644,962
Provision for loss from investment under equity method	7.1	-	250,424	596,328	905,081
TOTAL NON-CURRENT LIABILITIES		5,522,838	5,992,936	4,162,345	4,195,892
TOTAL LIABILITIES		13,545,387	14,710,234	10,208,381	10,624,273

The accompanying notes are an integral part of the financial statements.

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2003 (Unaudited but reviewed)	31 December 2002 (Audited)	30 September 2003 (Unaudited but reviewed)	31 December 2002 (Audited)
SHAREHOLDERS' EQUITY					
Share capital					
Registered, issued and fully paid					
373,867,818 ordinary shares of Baht 10 each		3,738,678	3,738,678	3,738,678	3,738,678
Share premium		1,606,625	1,606,625	1,606,625	1,606,625
Revaluation surplus on assets		-	2,754	-	2,754
Unrealised gain (loss) on changes in value of investments		272,376	(35,756)	272,376	(35,756)
Translation adjustment		(109,641)	(194,617)	(109,641)	(194,617)
Retained earnings					
Appropriated - statutory reserve	17	218,891	6,533	212,358	-
Unappropriated		4,596,591	4,240,615	4,603,124	4,247,148
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		10,323,520	9,364,832	10,323,520	9,364,832
MINORITY INTEREST - Equity attributable to minority shareholders of subsidiaries		89,574	56,337	-	-
TOTAL SHAREHOLDERS' EQUITY		10,413,094	9,421,169	10,323,520	9,364,832
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		23,958,481	24,131,403	20,531,901	19,989,105

The accompanying notes are an integral part of the financial statements.

.... DIRECTORS

....

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2003 AND 2002

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from construction services	4,059,277	4,718,907	2,675,708	2,767,129
Interest income	3,115	51,704	6,057	49,972
Reversal of allowance for loss from investment	124,516	-	124,516	-
Gain on exchange rate	-	34,316	-	42,477
Others	40,572	73,916	16,072	41,002
TOTAL REVENUES	4,227,480	4,878,843	2,822,353	2,900,580
EXPENSES				
Cost of services	3,689,464	4,413,796	2,654,971	2,648,650
Administrative expenses	187,186	264,682	174,950	148,122
Loss on exchange rate	95,131	-	25,781	-
TOTAL EXPENSES	3,971,781	4,678,478	2,855,702	2,796,772
EARNINGS (LOSS) FROM OPERATION	255,699	200,365	(33,349)	103,808
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL DEBT EXPENSES	43,463	(126,132)	44,554	(126,132)
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	(11,744)	(988)	191,401	72,972
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	287,418	73,245	202,606	50,648
INTEREST EXPENSES	(60,688)	(51,145)	(63,878)	(42,304)
CORPORATE INCOME TAX FOR THE PERIOD	(91,570)	(30,486)	(4,103)	(12,895)
EARNINGS (LOSS) AFTER INCOME TAX	135,160	(8,386)	134,625	(4,551)
NET EARNINGS (LOSS) OF MINORITY INTEREST	(535)	3,835	-	-
NET EARNINGS (LOSS) FOR THE PERIOD	134,625	(4,551)	134,625	(4,551)
				(Unit : Baht)
BASIC EARNINGS (LOSS) PER SHARE				
Net earnings (loss)	0.36	(0.01)	0.36	(0.01)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2003 AND 2002

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from construction services	13,594,131	15,514,645	8,760,346	10,631,582
Interest income	15,308	84,125	23,387	93,426
Reversal of allowance for loss from investment	124,516	-	124,516	-
Gain on exchange rate	-	-	2,844	-
Others	228,036	215,671	128,105	144,356
TOTAL REVENUES	13,961,991	15,814,441	9,039,198	10,869,364
EXPENSES				
Cost of services	12,363,163	13,934,348	8,353,627	9,679,109
Administrative expenses	608,801	703,525	445,425	420,467
Loss on exchange rate	61,132	443,619	-	419,413
TOTAL EXPENSES	13,033,096	15,081,492	8,799,052	10,518,989
EARNINGS FROM OPERATION	928,895	732,949	240,146	350,375
REVERSAL OF PROVISION FOR INVENTORY OBSOLESCENCE	25,000	-	25,000	-
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL DEBT EXPENSES	17,999	(56,204)	23,518	(56,204)
GAIN ON REVALUATION OF INVESTMENTS	-	111,507	-	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED				
FOR UNDER EQUITY METHOD	(18,677)	35,992	500,754	417,191
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	953,217	824,244	789,418	711,362
INTEREST EXPENSES	(161,108)	(584,837)	(144,813)	(570,250)
CORPORATE INCOME TAX FOR THE PERIOD	(190,086)	(116,416)	(76,271)	(21,976)
EARNINGS AFTER INCOME TAX	602,023	122,991	568,334	119,136
NET EARNINGS OF MINORITY INTEREST	(33,689)	(3,855)	-	-
EARNINGS FROM ORDINARY ACTIVITIES	568,334	119,136	568,334	119,136
EXTRAORDINARY ITEM				
Gain from debt restructuring	-	5,947,692	-	5,947,692
NET EARNINGS FOR THE PERIOD	568,334	6,066,828	568,334	6,066,828
				(Unit : Baht)
BASIC EARNINGS PER SHARE				
Earnings from ordinary activities	1.52	0.40	1.52	0.40
Extraordinary item	-	19.75	-	19.75
Net earnings	1.52	20.15	1.52	20.15
				(Unit : Thousand shares)
Weighted average number of ordinary shares	373,868	301,088	373,868	301,088

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2003 AND 2002

(Unit : Thousand Baht)

CONSOLIDATED

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit) Statutory reserve	Retained earnings (deficit) Unappropriated	Minority interest	Total
Balance - as at 1 January 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	290,483	(7,939,670)	55,572	(800,350)
Transfer of share premium and statutory reserve to eliminate deficit	-	(5,560,000)	-	-	-	(283,950)	5,843,950	-	-
Share premium on new ordinary shares	-	1,606,625	-	-	-	-	-	-	1,606,625
Transfer of unrealised loss on changes in value of investments to special purpose vehicle	-	-	-	1,061,967	-	-	-	-	1,061,967
Unrealised loss on changes in value of investments	-	-	-	(18,194)	-	-	-	-	(18,194)
Translation adjustment	-	-	-	-	5,579	-	-	-	5,579
Items unrealised in earnings statement	-	(3,953,375)	-	1,043,773	5,579	(283,950)	5,843,950	-	2,655,977
Net earnings for the period	-	-	-	-	-	-	6,066,828	-	6,066,828
Ordinary shares issued during the period	1,238,678	-	-	-	-	-	-	-	1,238,678
Minority interest for the period	-	-	-	-	-	-	-	3,855	3,855
Dividend paid from subsidiary	-	-	-	-	-	-	-	(7,524)	(7,524)
Balance - as at 30 September 2002	3,738,678	1,606,625	2,754	(95,428)	(124,709)	6,533	3,971,108	51,903	9,157,464
Balance - as at 1 January 2003	3,738,678	1,606,625	2,754	(35,756)	(194,617)	6,533	4,240,615	56,337	9,421,169
Revaluation surplus	-	-	(2,754)	-	-	-	-	-	(2,754)
Unrealised gain on change in value of investments	-	-	-	308,132	-	-	-	-	308,132
Translation adjustment	-	-	-	-	84,976	-	-	-	84,976
Items unrealised in earnings statement	-	-	(2,754)	308,132	84,976	-	-	-	390,354
Net earnings for the period	-	-	-	-	-	-	568,334	-	568,334
Transferred to statutory reserve	-	-	-	-	-	212,358	(212,358)	-	-
Subsidiary's ordinary shares issued during the period	-	-	-	-	-	-	-	2,000	2,000
Minority interest for the period	-	-	-	-	-	-	-	33,689	33,689
Dividend paid from subsidiary	-	-	-	-	-	-	-	(2,452)	(2,452)
Balance - as at 30 September 2003	3,738,678	1,606,625	-	272,376	(109,641)	218,891	4,596,591	89,574	10,413,094

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2003 AND 2002

(Unit : Thousand Baht)

THE COMPANY ONLY

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit) Statutory reserve	Retained earnings (deficit) Unappropriated	Total
Balance - as at 1 January 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	283,950	(7,933,137)	(855,922)
Transfer of share premium and statutory reserve to eliminate deficit	-	(5,560,000)	-	-	-	(283,950)	5,843,950	-
Share premium on new ordinary shares	-	1,606,625	-	-	-	-	-	1,606,625
Transfer of unrealised loss on changes in value of investments to special purpose vehicle	-	-	-	1,061,967	-	-	-	1,061,967
Unrealised loss on changes in value of investments	-	-	-	(18,194)	-	-	-	(18,194)
Translation adjustment	-	-	-	-	5,579	-	-	5,579
Items unrealised in earnings statement	-	(3,953,375)	-	1,043,773	5,579	(283,950)	5,843,950	2,655,977
Net earnings for the period	-	-	-	-	-	-	6,066,828	6,066,828
Ordinary shares issued during the period	1,238,678	-	-	-	-	-	-	1,238,678
Balance - as at 30 September 2002	3,738,678	1,606,625	2,754	(95,428)	(124,709)	-	3,977,641	9,105,561
Balance - as at 1 January 2003	3,738,678	1,606,625	2,754	(35,756)	(194,617)	-	4,247,148	9,364,832
Revaluation surplus	-	-	(2,754)	-	-	-	-	(2,754)
Unrealised gain on change in value of investments	-	-	-	308,132	-	-	-	308,132
Translation adjustment	-	-	-	-	84,976	-	-	84,976
Items unrealised in earnings statement	-	-	(2,754)	308,132	84,976	-	-	390,354
Net earnings for the period	-	-	-	-	-	-	568,334	568,334
Transferred to statutory reserve	-	-	-	-	-	212,358	(212,358)	-
Balance - as at 30 September 2003	3,738,678	1,606,625	-	272,376	(109,641)	212,358	4,603,124	10,323,520

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2003 AND 2002

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
Cash flows from operating activities				
Net earnings	568,334	6,066,828	568,334	6,066,828
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities :-				
Gain on debts restructuring - extraordinary item				
(before deducting related expenses)	-	(6,012,010)	-	(6,012,010)
Loss on exchange of investments	-	46,186	-	16,443
Unrealized loss on exchange rate	103,576	57,775	9,527	46,290
Unrealized gain on investments in subsidiaries and joint ventures	-	-	(519,431)	(381,199)
Unrealized (gain) loss on investments in associated companies	18,677	(35,992)	18,677	(35,992)
Minority interest	33,237	(3,669)	-	-
Reversal of provision for inventory obsolescense	(25,000)	-	(25,000)	-
Allowance for doubtful debts (reversal)	(17,999)	56,204	(23,518)	56,204
Gain on revaluation of investments	-	(111,505)	-	-
Reversal of allowance for loss from investment	(90,992)	-	(98,043)	-
Depreciation and amortisation	1,052,844	841,947	916,469	749,683
	1,642,677	905,764	847,015	506,247
Operating assets (increase) decrease				
Trade accounts receivable	682,142	(364,208)	(7,999)	(263,247)
Trade accounts receivable - related companies	(79,747)	(214,528)	144,502	(10,563)
Loans and advances to related companies	(75,802)	(5,513)	(512,756)	(32,101)
Unbilled receivable	164,481	(1,015,255)	(17,209)	(622,942)
Accounts receivable - retention	288,915	(360,756)	364,286	(279,813)
Inventories and work in progress	(353,559)	(253,829)	(166,015)	70,075
Withholding tax	(302,921)	(260,947)	(190,843)	(190,924)
Valued added tax refundable	(77,315)	(138,051)	105,758	(18,503)
Advance for subcontractor	(216,597)	51,286	(2,711)	-
Accounts receivable - sales of fixed assets	-	190,662	-	190,662
Other current assets	(105,010)	98,353	(27,467)	78,131
Operating liabilities increase (decrease)				
Trade accounts payable	(1,140,962)	297,820	(757,848)	106,490
Trade accounts payable - related companies	(626,398)	(320,337)	(307,037)	(370,382)
Billing in excess of contract work in progress	220,539	(111,174)	116,314	(272,309)
Accrued expenses	(86,354)	37,844	(24,516)	(23,651)
Accrued interest expenses	-	506,924	-	506,105
Other current liabilities	(108,064)	28,621	(28,323)	18,378
Advance received from customers under construction contracts	957,430	1,371,303	(10,225)	(469,519)
Net cash provided by (used in) operating activities	783,455	443,979	(475,074)	(1,077,866)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2003 AND 2002

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
Cash flows from investing activities				
Decrease in short-term investments	2,990	226,694	-	-
Increase in property, plant and equipment - net	(1,137,999)	(2,768,491)	(1,082,670)	(2,351,709)
Decrease (increase) in investments accounted for under equity method	(177,822)	(5,993)	102,423	(120,619)
Decrease (increase) in other long-term investments	(53,278)	(162,693)	6,766	17,885
Decrease in advance for purchase of machinery	-	170,748	-	-
Increase in account payable - share purchase	138,928	-	138,928	-
Translation adjustment	84,976	5,579	84,976	5,579
Decrease (increase) in other assets	107,560	(105,107)	(13,753)	30,914
Net cash used in investing activities	(1,034,645)	(2,639,263)	(763,330)	(2,417,950)
Cash flows from financing activities				
(Increase) decrease in cash at banks with maturity of more than three months and those pledged	(79,075)	265,534	(68,730)	225,818
Increase (decrease) in bank overdrafts and loans from financial institutions	(369,463)	209,957	(348,468)	215,230
Increase (decrease) in loans and advances from related companies	(54,196)	9,662	347,307	312,306
Increase (decrease) in long-term loans	646,639	(820,914)	614,018	(800,178)
Increase (decrease) in hire purchase payable	(96,559)	1,128,864	15,857	1,133,786
Increase (decrease) in accounts payable - trust receipts	(524,357)	349,029	16,833	338,505
Decrease in debentures	-	(112,610)	-	(112,610)
Increase in paid-up capital	-	500,000	-	500,000
Net cash provided by (used in) financing activities	(477,011)	1,529,522	576,817	1,812,857
Net increase (decrease) in cash and cash equivalents	(728,201)	(665,762)	(661,587)	(1,682,959)
Cash and cash equivalents at beginning of period	2,774,704	3,338,664	1,520,145	2,586,728
Cash and cash equivalents at end of period (Note 2)	2,046,503	2,672,902	858,558	903,769
Supplemental cash flows information				
Cash paid during the period for :-				
Interest	169,804	77,913	148,641	64,145
Corporate income tax	457,326	419,478	220,491	223,720
Non-cash transactions :-				
Conversion of debentures to equity and share premium	-	848,323	-	848,323
Conversion of long-term loans to equity and share premium	-	1,496,981	-	1,496,981
Transfer of non-core assets to special purpose vehicle in exchange for the debt obligations of the Company which it is taking on	-	3,146,079	-	3,146,079
Deferred gain on transferring asset to special purpose vehicle	-	229,574	-	229,574
Transfer long-term debts waived by creditors to provision for possible loss on loans to related companies	-	223,135	-	223,135
Receipt of other long - term investments in exchange for investments in associated company	-	361,463	-	330,920
Unrealised gain (loss) on changes in value of investments	308,132	(22,439)	308,132	(22,439)
Share of profit of joint venture received in form of long-term investment	-	-	-	173,032

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2003

1. GENERAL INFORMATION

1.1 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Basis of consolidation

These interim consolidated financial statements have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2002, with no changes in the shareholding structure of the subsidiaries and the joint ventures during the current period except that the Company has invested in a 51% interest in IN Joint Venture, a 40% interest in IOT Joint Venture and almost all of the shares of Bhakabhumi Development Co., Ltd.

The financial statements for the year ended 31 December 2002 of two joint ventures, Joint Venture Evergreen - Italian Thai - PEWC and NWR, ITD, CNT & AS Joint Venture, which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets as at 31 December 2002 amounted to Baht 569 million and their aggregate revenues for the year then ended amounted to Baht 1,971 million.

The financial statements of NWR, ITD, CNT & AS Joint Venture as included in the consolidated financial statements were reviewed by other auditor. Their aggregate assets as at 30 September 2003 amounted to Baht 146 million and their aggregate revenues for the three-month and nine-month periods then ended were Baht 104 million and Baht 272 million, respectively.

The financial statements for the year ended 31 December 2002 of a subsidiary and a joint venture which are included in the consolidated financial statements were prepared by the management, and unaudited by their auditors. Their total assets as at 31 December 2002 were Baht 11 million and their total revenues for the year then ended were Baht 106 million.

The financial statements for the three-month and nine-month periods ended 30 September 2003 of a branch, three subsidiaries and two joint ventures, which were included in the consolidated financial statements, were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 30 September 2003 were approximately Baht 1,982 million, and their aggregate revenues for the three-month and nine-month periods then ended were Baht 422 million and Baht 1,786 million, respectively.

The financial statements for the three-month and nine-month periods ended 30 September 2002 of a branch, three subsidiaries and two joint ventures, which were included in the consolidated financial statements, were prepared by the management, and have not been reviewed by their auditors. Their aggregate revenues for the three-month and nine-month periods then ended were Baht 512 million and Baht 1,622 million, respectively.

1.3 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2002, except for a change in the estimation of the useful lives of certain of the Company's equipment, with aggregate net book values of approximately Baht 3,162 million, from 6.67 years to 12 – 20 years, in order to more appropriately reflect the economic benefit of these assets. This change has resulted in increases in the Company's earnings for the nine-month periods ended 30 September 2003 amounting to Baht 172.8 million.

2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Cash and deposits at banks	2,046,515	2,783,441	858,570	1,520,157
Less : Amounts with maturity of more than 3 months	(12)	(8,737)	(12)	(12)
Cash and cash equivalents	2,046,503	2,774,704	858,558	1,520,145

3. PLEDGED DEPOSITS AT BANKS

As at 30 September 2003, approximately Baht 234 million (31 December 2002 : Baht 414 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 225 million (31 December 2002 : Nil) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 169 million (31 December 2002 : Baht 126 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

4. TRADE ACCOUNTS RECEIVABLE - NET

The aging of outstanding trade accounts receivable balances as at 30 September 2003 and 31 December 2002 is as follows:-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Less than 3 months	2,177,896	2,080,789	1,232,298	752,555
3 - 6 months	221,926	510,792	217,430	358,762
6 - 12 months	270,395	672,302	218,879	445,440
More than 12 months	1,522,141	1,621,496	1,029,589	1,142,729
Total	4,192,358	4,885,379	2,698,196	2,699,486
Less : Allowance for doubtful debts	(1,510,493)	(1,550,861)	(1,037,950)	(1,077,753)
	2,681,865	3,334,518	1,660,246	1,621,733

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue more than 12 months, and at 50 percent for those with balances overdue more than 6 months.

During the current period, trade accounts receivable of a subsidiary amounting to approximately Baht 162 million have been pledged as security for a loan from a financial institution.

5. TRADE ACCOUNTS RECEIVABLE - RELATED COMPANIES

The outstanding balances as at 30 September 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	542,460	236,368
Sumitomo – Italian-Thai Joint Venture	-	-	146,176	163,876
NWR, ITD, CNT & AS Joint Venture	-	-	110,298	22,466
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	78,532	143,707
PT. Thailindo Bara Pratama	-	-	77,768	72,618
ION Joint Venture	-	-	48,828	168,973
Italian - Thai International Co., Ltd.	-	-	29,978	25,787
IDS Joint Venture	-	-	28,522	635
ITD - NCC Joint Venture	-	-	23,276	-
Shimizu - ITD Joint Venture	-	-	8,550	14,623
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	-	-	4,361	344,128
Others	-	-	59,504	63,961
	-	-	1,158,253	1,257,142
Less : Allowance for doubtful debts	-	-	(21,900)	(21,900)
	-	-	1,136,353	1,235,242

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Associated companies				
MCRP Construction Corporation, Philippines	789,477	875,915	761,549	853,506
Others	3,829	18,905	3,782	18,905
	793,306	894,820	765,331	872,411
Less : Allowance for doubtful debts	(777,584)	(806,724)	(749,656)	(784,316)
	15,722	88,096	15,675	88,095
Related companies				
(Related by way of common directors)				
Pla-Daeng Co., Ltd.	58,345	63,228	58,345	63,228
The Oriental Hotel (Thailand) Public Co., Ltd	45,329	-	45,329	-
Italthai Marine Co., Ltd.	30,453	27,320	30,311	27,320
Trevi SPA	27,929	26,927	-	-
Alcatel (Thailand) Co., Ltd.	5,537	34,192	-	-
Siam Steel Syndicate Co., Ltd.	2,237	10,721	2,237	10,721
Others	47,935	27,161	12,679	16,290
	217,765	189,549	148,901	117,559
Less : Allowance for doubtful debts	(66,550)	(63,228)	(66,550)	(63,228)
	151,215	126,321	82,351	54,331
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	325,476	141,821	-	-
NWR, ITD, CNT & AS Joint Venture	82,724	16,850	-	-
Sumitomo-Italian-Thai Joint Venture	71,626	80,299	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	31,413	57,483	-	-
IDS Joint Venture	18,539	-	-	-
ITD - NCC Joint Venture	11,405	-	-	-
Shimizu – ITD Joint Venture	5,130	8,774	-	-
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	1,526	120,445	-	-
Others	11,750	11,823	-	-
	559,589	437,495	-	-
Total	726,526	651,912	1,234,379	1,377,668

The aging of outstanding balances are as follows :-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Less than 3 months	447,517	369,503	785,752	842,908
3 - 6 months	166,063	122,559	276,104	282,314
6 - 12 months	23,263	55,712	50,911	105,953
More than 12 months	933,817	974,090	959,718	1,015,937
Total	1,570,660	1,521,864	2,072,485	2,247,112
Less : Allowance for doubtful debts	(844,134)	(869,952)	(838,106)	(869,444)
	726,526	651,912	1,234,379	1,377,668

The Company has set up an allowance for doubtful debts at the full amount of the major account receivable balances which are overdue more than 12 months.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 30 September 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	-	-	139,748	143,214
IOT Joint Venture	-	-	24,095	-
Shimizu-ITD Joint Venture	-	-	21,790	21,813
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	16,000	78,000
Others	-	-	5,152	10,853
	-	-	206,785	253,880

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Associated companies				
MCRP Construction Corporation, Philippines	65,105	9,130	65,105	9,130
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
ATO Asia Turnouts Co., Ltd.	165	-	-	-
	69,870	13,730	69,705	13,730
Less : Allowance for doubtful debt	(4,600)	(4,600)	(4,600)	(4,600)
	65,270	9,130	65,105	9,130
Related companies				
(Related by way of common directors)				
J.I. Telecommunication Co., Ltd., Philippines	19,282	21,741	-	-
Others	-	17,811	-	2,790
	19,282	39,552	-	2,790
Less : Allowance for doubtful debts	(19,282)	(21,741)	-	-
	-	17,811	-	2,790
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	14,457	-	-	-
Shimizu-ITD Joint Venture	13,074	13,088	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	6,400	31,200	-	-
IDS Joint Venture	-	13,662	-	-
Others	2,520	240	-	-
	36,451	58,190	-	-
Total	101,721	85,131	271,890	265,800

Significant movements in the short-term loans and advances to related companies balances during the nine-month ended 30 September 2003 were as follows :-

(Unit : Thousand Baht)

	31 December 2002	During the period Increase	Decrease	30 September 2003
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	143,214	-	(3,466)	139,748
IOT Joint Venture	-	24,095	-	24,095
Shimizu-ITD Joint Venture	21,813	-	(23)	21,790
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	78,000	-	(62,000)	16,000
Associated company				
MCRP Construction Corporation, Philippines	9,130	55,975	-	65,105
Related company				
J.I. Telecommunication Co., Ltd., Philippines	21,741	-	(2,459)	19,282
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	-	14,457	-	14,457
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	31,200	-	(24,800)	6,400
IDS Joint Venture	13,662	-	(13,662)	-

7. INVESTMENTS IN RELATED COMPANIES

7.1 Investments accounted for under equity method

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 30 September 2003	31 December 2002	Investment Cost 30 September 2003	31 December 2002	Equity 30 September 2003	31 December 2002
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(14,377)	(13,613)
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000	(309,464)	(341,577)
PT. Thailindo Bara Pratama	Coal digestion	23,875 Million IDR	99.99	99.99	108,071	108,071	90,469	75,022

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment Cost		Investment Equity	
			30 September 2003	31 December 2002	30 September 2003	31 December 2002	30 September 2003	31 December 2002
			Percent	Percent				
Bhakabhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	-	5,075	-	5,075	-
Nha Pralam Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(1,675)	(3,541)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products	84,000	99.70	99.70	82,296	82,296	90,140	69,379
Italthai Trevi Co., Ltd.	Foundation and piling work services	35,000	80.45	75.00	55,689	37,689	26,914	2,326
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	115,667	113,805
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	3,227	(26,496)
Total investments in subsidiaries					670,813	647,738	5,976	(124,695)
Investments in joint ventures								
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	125,485	195,097
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	30,459	57,667
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	27,724	51,383
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	41,945	40,066
ITD - NCC Joint Venture	Construction of electrical work on terminal building	-	51.00	50.80	-	-	9,244	4,276
IN Joint Venture	Construction of water drainage tunnel	-	51.00	-	-	-	(1,381)	-
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(227,147)	(227,147)
Thai Ando and Italian - Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,284)	(42,283)
ITO Joint Venture	Construction of terminal building	-	40.00	40.00	-	-	8,841	4,093
Shimizu – ITD Joint Venture	Contractor for construction of bridges	-	40.00	40.00	-	-	4,340	1,383
IOT Joint Venture	Airfield pavements construction	-	40.00	-	-	-	1,063	-
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	33,778	96,902
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	2,233	121
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	56,211	56,658
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	-	25.00	25.00	-	-	4,688	1,386
Joint Venture Evergreen - Italian Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	745,704	459,563
Total investments in joint ventures					-	-	820,903	699,165

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment Cost		Investment Equity	
			30 September 2003	31 December 2002	30 September 2003	31 December 2002	30 September 2003	31 December 2002
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less : Provision for loss on impairment of investments					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
Joint Venture of Italian-Thai Development Public Co., Ltd. and Montcocol TP	Railway work	-	50.00	50.00	-	-	8,682	8,682
ATO Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	18,807	14,722
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	234,500	46.69	-	109,492	-	111,735	-
Pla-Daeng Co., Ltd.	Real estate development	450,000	-	46.67	-	250,000	-	(250,424)
Khunka Fai Fa Thai Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	-	-
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	16,405	22,815
Siam Steel Tower Co., Ltd.	Production and distribution of high voltage power line towers	15,000	-	35.00	-	1,312	-	2,839
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	7,345	6,927
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Anamarine Construction SND.BHD.	Construction contractor	65 Thousand RM	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines (also indirectly held)	Construction contractor	25 Million Peso	24.00	24.00	12,000	12,000	2,500	-
MCRP Holding Corporation, Philippines	Holding company	5 Million Peso	24.00	24.00	3,000	3,000	57	73
Imperial Technology Management Service Co., Ltd.	Initiation and establishment of Asian University of Science and Technology	787,350	22.23	22.23	175,000	175,000	116,471	133,919
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	45,416	22,533
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less : Provision for loss on impairment of investments					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					425,922	567,742	339,719	(25,613)
Total					1,096,735	1,215,480	1,166,598	548,857
Add : Provision for loss from investments under equity method					-	-	596,328	905,081
Total investments accounted for under equity method					1,096,735	1,215,480	1,762,926	1,453,938

(Unit : Thousand Baht)

			Percentage of shareholding		Investment			
					Cost		Equity	
	Nature of business	Paid up capital	30 September 2003	31 December 2002	30 September 2003	31 December 2002	30 September 2003	31 December 2002
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					425,922	567,742	339,719	(25,613)
Investment in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less : Provision for loss on impairment of investments					(190,680)	(186,749)	(190,680)	(186,749)
					106,020	109,951	106,020	109,951
Siam Pacific Holding Co., Ltd.	Holding company	234,500	4.30	-	10,103	-	10,103	-
Total					116,123	109,951	116,123	109,951
					542,045	677,693	455,842	84,338
Add : Share of loss over cost of investment					-	-	-	250,424
Total investments accounted for under equity method					542,045	677,693	455,842	334,762

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet reviewed by those companies' auditors.

During the period, the Company disposed of all of its investment in Pla-Daeng Co., Ltd. and reversed allowance for loss from investment amounting to Baht 125 million.

7.2 Other long-term investments

(Unit : Thousand Baht)

		Percentage of shareholding			
	Nature of business	30 September 2003	31 December 2002	30 September 2003	31 December 2002
		Percent	Percent		
THE COMPANY ONLY					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less : Provision for loss on impairment of investments				(247,500)	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	16,250
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	8,420	8,420

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 30 September 2003	31 December 2002	30 September 2003	31 December 2002
		Percent	Percent		
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less : Provision for loss on impairment of investments				(12)	(12)
				-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	10.90	10.90	54,500	54,500
Less : Provision for loss on impairment of investments				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	25,034	25,034
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less : Provision for loss on impairment of investments				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate Development	4.58	4.58	58,225	58,225
Less : Provision for loss on impairment of investments				(58,225)	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less : Provision for loss on impairment of investments				(5,000)	(5,000)
				-	-
Finance One Public Co., Ltd.	Finance business	-	-	585,000	585,000
Less : Provision for loss on impairment of investments				(585,000)	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Public Co., Ltd.	Manufacture and distribution of enamel coated wire and cable	15.47	15.47	330,920	330,920
Add : Unrealised gain from change in value of investments				384,364	92,748
				715,284	423,668
Modern Home Development Public Co., Ltd.	Real estate development	11.32	11.32	237,608	237,608
Less : Provision for loss on impairment of investments				(237,608)	(237,608)
				-	-
Total other long-term investments in related companies				806,051	504,685

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 30 September 2003	31 December 2002	30 September 2003	31 December 2002
		Percent	Percent		
CONSOLIDATED					
Investments in other companies, directly held by the Company				806,051	504,685
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less : Provision for loss on impairment of investments				(21,240)	(21,240)
				-	-
J.I. Telecom Co., Ltd., Philippines	Telecommunication services	-	14.29	-	703
Less : Provision for loss on impairment of investments				-	(703)
				-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less : Provision for loss on impairment of investments				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Public Co., Ltd.	Manufacture and distribution of enamel coated wire and cable	1.43	1.43	30,544	30,544
Add : Unrealised gain from change in value of investments				35,476	8,561
				66,020	39,105
Ciber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	14.63	14.63	258,018	287,479
Less : Unrealised loss on change in value of investments				(147,465)	(210,055)
				110,553	77,424
Total				176,573	116,529
Total investments in other companies				982,624	621,214

8. LONG-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 30 September 2003 and 31 December 2002 comprise the following (the interest rate has been determined by approximately market rate) :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	496,880	-
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
Italian-Thai International Co., Ltd.	-	-	165,339	161,735
ITD – NCC Joint Venture	-	-	81,600	-
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
IDS Joint Venture	-	-	21,000	21,018
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	-	-	-	76,853
Others	-	-	20,016	20,015
	-	-	1,048,895	543,681
Associated companies				
Mcquay (Thailand) Co., Ltd.	11,788	11,788	11,788	11,788
Others	7,818	7,818	7,818	7,818
	19,606	19,606	19,606	19,606
Less : Provision for doubtful debts	(19,606)	(19,606)	(19,606)	(19,606)
	-	-	-	-
Related companies				
Italian-Thai Land Co., Ltd.	554,096	554,052	554,096	554,052
Palang Thai Kaowna Co., Ltd.	334,316	334,316	334,316	334,316
Bangkok Mass Transit System Public Co., Ltd.	96,186	94,778	96,186	94,778
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pla – Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Khunka Palang Thai Co., Ltd.	38,430	38,429	38,430	38,429
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp. (Formerly known as "Amari Coastal Bay Development Ltd.")	37,550	42,338	-	-
	1,238,557	1,241,892	1,201,007	1,199,554
Less : Allowance for doubtful debts	(1,238,476)	(1,230,300)	(1,200,926)	(1,187,962)
	81	11,592	81	11,592

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Outstanding balances and portion of other participants in joint ventures				
ITD – NCC Joint Venture	39,984	-	-	-
IDS Joint Venture	13,650	-	-	-
	53,634	-	-	-
Total	53,715	11,592	1,048,976	555,273

Significant movements in the long-term loans and advances to related companies balances for the nine-month ended 30 September 2003 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		30 September
	2002	Increase	Decrease	2003
Subsidiaries and joint venture				
ITO Joint Venture	-	496,880	-	496,880
Italian-Thai International Co., Ltd.	161,735	3,064	-	165,339
ITD – NCC Joint Venture	-	81,600	-	81,600
Italian-Thai Development Public Co., Ltd.				
Cogifer TF Joint Venture	76,853	-	(76,853)	-
Related companies				
Bangkok Mass Transit System Public Co., Ltd.	94,778	1,408	-	96,186
Central Bay Reclamation and Development Corp.	42,338	-	(4,788)	37,550
Outstanding balances and portion of other participants in joint ventures				
ITD – NCC Joint Venture	-	39,984	-	39,984
IDS Joint Venture	-	13,650	-	13,650

9. PROPERTY, PLANT AND EQUIPMENT

During the current period, the Company and one of its associated companies entered into a restructuring agreement with the loan creditors of the associated company, whereby the Company received ownership of the office buildings which the Company purchased from this associated company in 1978 at a price of approximately Baht 1,121 million and the Company paid transfer costs of Baht 387 million to the creditors. The Company has mortgaged part of the building with aggregate net book values of approximately Baht 677 million and land of Baht 60 million with a bank to secure long-term loans from this bank. In addition, the Company and a subsidiary have mortgaged and granted power of attorney to mortgage Baht 149 million (31 December 2002 : Baht 4.9 million) of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

Part of loans from banks was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

The loan of a subsidiary, from a financial institution amounting to approximately Baht 70 million, is secured by the trade accounts receivable of that subsidiary, as discussed in Note 4.

11. TRADE ACCOUNTS PAYABLE - RELATED COMPANIES

The outstanding balances as at 30 September 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Subsidiaries and joint ventures				
I.C.C.T. Joint Venture	-	-	184,354	184,750
ITO Joint Venture	-	-	166,923	76,046
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	45,619	148,835
Italthai Trevi Co., Ltd.	-	-	25,061	28,352
Thai Maruken Co., Ltd.	-	-	11,868	27,404
Asian Steel Products Co., Ltd.	-	-	325	10,390
Others	-	-	35,167	61,627
	-	-	469,317	537,404
Associated companies				
MCRP Construction Corporation, Philippines	141,300	122,406	141,300	122,406
Bangkok Steel Wire Co., Ltd.	36,277	35,073	8,718	18,791
Thai Rent All Co., Ltd.	9,071	14,915	8,199	14,009
ATO Asia Turnouts Ltd.	373	15,277	373	1,238
Others	13,304	397	-	349
	200,325	188,068	158,590	156,793
Related companies				
(Related by way of common directors)				
Thai Takenaka International Ltd.	7,957	112,329	-	-
Obayashi Corporation	85,094	88,915	-	-
Takenaka Corporation	72,837	90,512	-	-
Nawarat Patanakarn Public Co., Ltd.	42,690	-	-	-
Siam Steel Syndicate Co., Ltd.	40,622	252,153	36,548	241,361
Christian & Nielsen (Thai) Public Co., Ltd.	33,954	-	-	-
Italthai Industrial Co., Ltd.	33,833	71,050	27,653	66,096
Trevi SPA	31,376	33,243	-	-
Alcatel Contracting S.A.	28,502	41,609	-	-
A.S. Associate Engineering (1964) Co., Ltd.	21,870	-	-	-
Charoong Thai Wire & Cable Public Co., Ltd.	20,943	-	-	-
Trevi Contractor BV	15,132	16,343	-	-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Thai Obayashi Co., Ltd.	4,227	243,668	-	-
Cogifer TF	987	51,186	-	-
Alcatel Contracting (Thailand) Co., Ltd.	-	18,657	-	-
Others	12,802	77,835	3,987	1,478
	452,826	1,097,500	68,188	308,935
Outstanding balances and portion of other participants in joint venture				
I.C.C.T. Joint Venture	138,266	138,563	-	-
ITO Joint Venture	100,154	45,627	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	18,248	59,534	-	-
NWR, ITD, CNT & AS Joint Venture	7,170	9,525	-	-
Others	4,519	12,898	-	-
	268,357	266,147	-	-
Total	921,508	1,551,715	696,095	1,003,132

12. SHORT-TERM LOANS AND ADVANCES FROM RELATED COMPANIES

The outstanding balances as at 30 September 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Joint ventures				
Joint Venture Evergreen - Italian Thai - PEWC	-	-	742,311	394,621
NWR, ITD, CNT&AS Joint Venture	-	-	28,000	28,449
	-	-	770,311	423,070

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Related companies				
Alcatel Cable France	61,254	54,783	-	-
Italthai Industrial Co., Ltd.	4,713	-	-	-
Alcatel Thailand Co., Ltd.	-	4,569	-	-
Others	2,910	18,595	66	-
	68,877	77,947	66	-
Outstanding balances and portion of other participants in joint venture				
NWR, ITD, CNT & AS Joint Venture	-	21,337	-	-
	-	21,337	-	-
	68,877	99,284	770,377	423,070

Significant movements in the short-term loans and advances from related companies balances during the nine-month ended 30 September 2003 were as follows :-

(Unit : Thousand Baht)

	31 December 2002	During the period		30 September 2003
		Increase	Decrease	
Joint ventures				
Joint Venture Evergreen - Italian Thai - PEWC	394,621	347,690	-	742,311
NWR, ITD, CNT&AS Joint Venture	28,449	-	(449)	28,000
Related companies				
Alcatel Cable France	54,783	6,471	-	61,254
Italthai Industrial Co., Ltd.	-	4,713	-	4,713
Alcatel Thailand Co., Ltd.	4,569	-	(4,569)	-
Outstanding balances and portion of other participants in joint venture				
NWR, ITD, CNT&AS Joint Venture	21,337	-	(21,337)	-

13. LONG-TERM LOANS

During the period, the Company has entered into a loan agreement with a financial institution to borrow Baht 440 million, with principal to be repaid quarterly and interest monthly between 2004 and 2009. The loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans. The loan is secured by the building and land of the Company with aggregate net book values of Baht 737 million, as discussed in Note 9.

The part of long-term loans from banks was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

14. LONG-TERM LOANS FROM RELATED COMPANIES

As at 30 September 2003 and 31 December 2002, the outstanding balances comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Associated company				
Nature Way Resources Co., Ltd.	354,215	367,359	-	-
	354,215	367,359	-	-
Related company				
Nishimatsu Construction Co., Ltd.	2,499	-	-	-
	2,499	-	-	-
	356,714	367,359	-	-

15. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows :-

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost

THE COMPANY ONLY

(Unit : Million Baht)

	For the three-month periods ended 30 September		For the nine-month periods ended 30 September	
	2003	2002	2003	2002
Transactions with subsidiaries and joint ventures				
Construction services and other income	854	775	2,412	2,349
Purchases of construction materials and services	31	139	146	319
Transactions with associated companies				
Construction services and other income	3	10	17	46
Purchases of construction materials and services	21	23	59	71
Transactions with other related companies				
Construction services and other income	122	31	176	80
Purchases of construction materials and services	50	79	168	328

CONSOLIDATED

(Unit : Million Baht)

	For the three-month periods ended 30 September		For the nine-month periods ended 30 September	
	2003	2002	2003	2002
Transactions with associated companies				
Construction services and other income	5	13	24	54
Purchases of construction materials and services	33	66	106	152
Transactions with other related companies				
Construction services and other income	661	306	1,747	1,457
Purchases of construction materials and services	192	122	595	831

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

16. COST OF CONSTRUCTION WORK

As at 30 September 2003, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amount to Baht 78,045 million (The Company only : Baht 49,246 million).

17. STATUTORY RESERVE

Under the Public Limited Companies Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5% of its net profit after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered share capital. The statutory reserve is not available for dividend distribution.

18. GUARANTEES

As at 30 September 2003 and 31 December 2002, there were outstanding guarantees of approximately Baht 14,063 million and Baht 11,897 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 30 September 2003 and 31 December 2002, there were guarantees of approximately Baht 6,061 million and 4,272 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Thai Maruken Co., Ltd., Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

19. COMMITMENT

19.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai law. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transfered its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 30 September 2003, the outstanding balance of loans amounted to Baht 3,477 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

19.2 As at 30 September 2003, the Company and joint ventures had the outstanding commitment of NTD 84 million, Yen 2,818 million, Baht 5,679 million and USD 0.4 million in respect of subcontracted work (31 December 2002 : NTD 523 million, Yen 5 million and Baht 2,485 million).

19.3 As at 30 September 2003 and 31 December 2002, the Company and joint ventures had the following outstanding commitments as proportion of the company in respect of purchases of materials, machinery and software and related service :-

(Unit : Million)

Currency	Consolidated		The Company Only	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Baht	108.8	627	14	27
EURO	0.3	4	0.3	0.4
JPY	704	536	-	-
USD	0.6	6	-	-

19.4 As at 30 September 2003, the Company had a contractual obligation to purchase shares in a company of which the principal business objective is production of construction materials, at a price of Baht 300 million. The agreement will become effective when the seller has complied with certain conditions stipulated therein.

20. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 141 million (31 December 2002 : Baht 91 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

21. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, the subsidiaries and the joint ventures for the three-month and nine-month periods ended 30 September 2003 and 2002 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated									
	For the three-month periods ended 30 September 2003 and 2002									
	Local		Overseas		Total		Elimination		Grand total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenues from construction services	4,085	4,651	362	506	4,447	5,157	(388)	(438)	4,059	4,719
Gross profit (loss)	352	250	18	55	370	305	-	-	370	305
Gain (loss) on exchange rate									(95)	34
Reversal of allowance for loss from investment									125	-
Other income									44	126
Administrative expenses									(187)	(265)
Reversal of (allowance for) doubtful debt expenses									43	(126)
Share of loss from investments accounted for under equity method									(12)	(1)
Interest expenses									(61)	(51)
Corporate income tax									(92)	(31)
Minority interest									-	4
Net earnings for the period									135	(5)

(Unit : Million Baht)

	Consolidated									
	For the nine-month periods ended 30 September 2003 and 2002									
	Local		Overseas		Total		Elimination		Grand total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenues from construction services	13,053	15,219	1,704	1,603	14,757	16,822	(1,163)	(1,307)	13,594	15,515
Gross profit	911	1,486	320	95	1,231	1,581	-	-	1,231	1,581
Gain (loss) on exchange rate									(61)	(444)
Reversal of allowance for loss from investment									91	-
Other income									243	300
Administrative expenses									(575)	(704)
Reversal of provision for inventory obsolescence									25	-
Reversal of (allowance for) doubtful debt expenses									18	(56)
Gain on revaluation of investments									-	112
Share of profit (loss) from investments accounted for under equity method									(19)	36
Interest expenses									(161)	(585)
Corporate income tax									(190)	(117)
Minority interest									(34)	(4)
Earnings from ordinary activities									568	119
Extraordinary item										
Gain from debt restructuring									-	5,948
Net earnings for the period									568	6,067

(Unit : Million Baht)

	As at 30 September 2003 and 31 December 2002									
	Local		Overseas		Total		Elimination		Grand total	
	30 September 2003	31 December 2002	30 September 2003	31 December 2002	30 September 2003	31 December 2002	30 September 2003	31 December 2002	30 September 2003	31 December 2002
Property, plant and equipment - net	8,006	7,840	524	608	8,530	8,448	(1)	(1)	8,529	8,447
Other assets	16,731	16,823	1,983	1,863	18,714	18,686	(3,285)	(3,002)	15,429	15,684
Total assets	24,737	24,663	2,507	2,471	27,244	27,134	(3,286)	(3,003)	23,958	24,131

22. FOREIGN CURRENCY ASSETS AND LIABILITIES

As at 30 September 2003, the group had the following assets and liabilities in foreign currencies which had not been hedged against foreign exchange risk :-

	CONSOLIDATED (Net)						
	EURO	USD	Lire	Yen	Kips	Peso	SGD
	million	million	million	million	million	million	million
Trade accounts payable	-	-	-	121	-	-	1
Trade accounts payable - related companies	-	1	43	7	-	-	-
Hire purchases payable	-	-	-	3,285	-	-	-
Other current liabilities	-	-	-	37	-	-	-
Short-term loan from financial institutions	-	1	-	-	-	-	-
Advances received from customers under construction contracts	-	-	-	714	-	-	-
Long-term loan	-	4	-	-	-	-	-
Assets in foreign currencies	1	48	1	1,780	777	358	2

	THE COMPANY ONLY (Net)				
	Euro	USD	Yen	Kips	SGD
	million	million	million	million	million
Hire purchases payable	-	-	3,285	-	-
Short-term loans from financial institutions	-	1	-	-	-
Assets in foreign currencies	1	38	914	777	1

The Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) JPY 770 million and the project of construction work of the streets in The Republic of Maldives in an amount of approximately USD 5.47 million.

In addition, the Group's is exposed to foreign currency risk with respect to its investment in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

23. RECLASSIFICATION OF ACCOUNTS

Certain amounts in the financial statements for the year 2002 have been reclassified to conform to the current period's classification, with no effect on previously reported net earnings or shareholders' equity.

24. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.